

April 29, 2014

<u>Via E-mail</u>
Gary Monaghan
President & Chief Executive Officer
SunVault Energy, Inc.
107 Portside Court
Kelowna, BC Canada

   **Re: SunVault Energy, Inc.
            Form 8-K
            Filed March 5, 2014
            Supplemental Response submitted April 16, 2014
            File No. 333-181040**

Dear Mr. Monaghan:

   We have reviewed your response and are unable to agree with your conclusion that SunVault Energy was not a shell immediately prior to its acquisition of 1454004 Alberta Ltd (the "Transaction"). Notwithstanding your explanation of the planned and actual activities of SunVault Energy in developing its business prior to the Transaction, the criteria for determining whether assets and operations are nominal are based on the historical financial statements. We note that SunVault Energy had assets of cash and property held for sale according to the balance sheet as of December 31, 2013. However, it does not appear to us that the latter item is properly recorded under GAAP based on the disclosure on page 11 of the Form 10-K that SunVault Energy had not yet issued the common stock to the seller of the solar panels by December 31, 2013. In any event, whether the assets held for sale are properly recognizable or not under GAAP, we remain of the opinion that SunVault Energy's assets prior to the Transaction were nominal. Further, the operations of SunVault Energy appear nominal in amount and in nature in that they appear to consist largely of executive salaries, which are typical of a shell, and include minimal to no costs of operations according to the explanatory note. As such, please amend the Form 8-K to include all information that would be required in a Form 10 including historical financial statements of 1454004 Alberta Ltd (which holds 100% of the outstanding shares of CleanGen Power Corp and 50% of the outstanding shares of CleanGen Inc.) and pro forma information giving effect to the Transaction.

   Please amend your Form 8-K to provide all required disclosure. If you do not believe that you are required to provide this disclosure, please tell us.

   If you do not respond to this letter within ten business days, we will, consistent with our obligations under the federal securities laws, decide how to resolve these material issues and

Gary Monaghan
SunVault Energy, Inc.
April 29, 2014
Page 2

complete our review. Among other things, we may publicly release, through our EDGAR system, all correspondence relating to the review of your filing, including this letter. You can find more information about the Staff's decision to release filing correspondence at: http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 if you have any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining